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                                                                     EXHIBIT 3.3

                           FIRST AMENDMENT TO BY-LAWS
                                       OF
                               TMP WORLDWIDE INC.

Article III Section 11 of the by-laws of TMP Worldwide Inc. (the "Corporation") be, and it hereby is amended and restated to read as follows:

    "Section 11. The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or by these by-laws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any by-law of the Corporation."